                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                            Tele-Communications, Inc.
                       ----------------------------------
                                (NAME OF ISSUER)

1. Tele-Communications, Inc. Series A TCI Group Common Stock, par value $1.00 per share ("Series A TCI Group Common Stock")

2. Tele-Communications, Inc. Series B TCI Group Common Stock, par value $1.00 per share ("Series B TCI Group Common Stock")

3. Tele-Communications, Inc. Series A Liberty Media Group Common Stock, par value $1.00 per share ("Series A Liberty Media Group Common Stock")

4. Tele-Communications, Inc. Series B Liberty Media Group Common Stock, par value $1.00 per share ("Series B Liberty Media Group Common Stock")

5. Tele-Communications, Inc. Series A TCI Ventures Group Common Stock, par value $1.00 per share ("Series A Ventures Group Common Stock")

6. Tele-Communications, Inc. Series B TCI Ventures Group Common Stock, par value $1.00 per share ("Series B Ventures Group Common Stock")

7. Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $.01 per share ("Class B Preferred Stock")

                         ------------------------------
                         (TITLE OF CLASS OF SECURITIES)


1. Series A TCI Group Common Stock:                                 87924V101
2. Series B TCI Group Common Stock:                                 87924V200
3. Series A Liberty Media Group Common Stock:                       87924V507
4. Series B Liberty Media Group Common Stock:                       87924V606
5. Series A Ventures Group Common Stock:                            87924V887
6. Series B Ventures Group Common Stock:                            87924V879
7. Class B Preferred Stock:                                         87924V309

                       ----------------------------------
                                 (CUSIP NUMBER)

                             Raymond L. Sutton, Jr.
                              Baker & Hostetler LLP
                        303 East 17th Avenue, Suite 1100
                             Denver, Colorado 80203
--------------------------------------------------------------------------------
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                              AND COMMUNICATIONS)

                                 October 8, 1998
                         ------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Exhibit Index on Page A-1

                                   CUSIP Nos.

Series A TCI Group Common Stock:                                                                          87924V101
Series B TCI Group Common Stock:                                                                          87924V200
Series A Liberty Media Group Common Stock:                                                                87924V507
Series B Liberty Media Group Common Stock:                                                                87924V606
Series A Ventures Group Common Stock:                                                                     87924V887
Series B Ventures Group Common Stock:                                                                     87924V879
Class B Preferred Stock:                                                                                  87924V309
---------------------------------------------------------------------------------------------------------------------
             1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
                  Estate of Betsy Magness
---------------------------------------------------------------------------------------------------------------------
             2)   Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a)     / /
                  (b)     /X/
---------------------------------------------------------------------------------------------------------------------
             3)   SEC Use Only
---------------------------------------------------------------------------------------------------------------------
             4)   Source of Funds (See Instructions)          N/A See Item 3 below.
---------------------------------------------------------------------------------------------------------------------
             5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /
---------------------------------------------------------------------------------------------------------------------
             6)   Citizenship or Place of Organization        Colorado
---------------------------------------------------------------------------------------------------------------------
                  7) Sole Voting Power            Series A TCI Group Common Stock                       6,849,156(1)
                                                  Series B TCI Group Common Stock                       6,849,156(2)
                                                  Series A Liberty Media Group Common Stock             4,753,985(1)
                                                  Series B Liberty Media Group Common Stock             2,379,829(2)
                                                  Series A Ventures Group Common Stock                  5,823,452(1)
                                                  Series B Ventures Group Common Stock                  5,823,452(2)
                                                  Class B Preferred Stock                                          0
                   --------------------------------------------------------------------------------------------------
                   8) Shared Voting Power         Series A TCI Group Common Stock                                  0
                                                  Series B TCI Group Common Stock                                  0
                                                  Series A Liberty Media Group Common Stock                        0
Number of Shares                                  Series B Liberty Media Group Common Stock                        0
                                                  Series A Ventures Group Common Stock                             0
  Beneficially                                    Series B Ventures Group Common Stock                             0
                                                  Class B Preferred Stock                                          0
  Owned by Each    --------------------------------------------------------------------------------------------------
                   9) Sole Dispositive Power      Series A TCI Group Common Stock                       6,849,156(1)
Reporting Person                                  Series B TCI Group Common Stock                       6,849,156(2)
                                                  Series A Liberty Media Group Common Stock             4,753,985(1)
      With                                        Series B Liberty Media Group Common Stock             2,379,829(2)
                                                  Series A Ventures Group Common Stock                  5,823,452(1)
                                                  Series B Ventures Group Common Stock                  5,823,452(2)
                                                  Class B Preferred Stock                                          0
                   --------------------------------------------------------------------------------------------------
                   10) Shared Dispositive Power   Series A TCI Group Common Stock                                  0
                                                  Series B TCI Group Common Stock                                  0
                                                  Series A Liberty Media Group Common Stock                        0
                                                  Series B Liberty Media Group Common Stock                        0
                                                  Series A Ventures Group Common Stock                             0
                                                  Series B Ventures Group Common Stock                             0
                                                  Class B Preferred Stock                                          0
                   --------------------------------------------------------------------------------------------------
                   11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  Series A TCI Group Common Stock                       6,849,156(1)
                                                  Series B TCI Group Common Stock                       6,849,156(2)
                                                  Series A Liberty Media Group Common Stock             4,753,985(1)
                                                  Series B Liberty Media Group Common Stock             2,379,829(2)
                                                  Series A Ventures Group Common Stock                  5,823,452(1)
                                                  Series B Ventures Group Common Stock                  5,823,452(2)
                                                  Class B Preferred Stock                                          0
---------------------------------------------------------------------------------------------------------------------
           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                  / /
---------------------------------------------------------------------------------------------------------------------
           13)  Percent of Class Represented by Amount in Row (11)
                  1.4% of Series A TCI Group Common Stock
                  13.7% of Series B TCI Group Common Stock
                  1.5% of Series A Liberty Media Group Common Stock
                  7.5% of Series B Liberty Media Group Common Stock
                  1.5% of Series A Ventures Group Common Stock
                  12.9% of Series B Ventures Group Common Stock
                  0% of Class B Preferred Stock
---------------------------------------------------------------------------------------------------------------------
           14)    Type of Reporting Person (See Instructions)    OO
---------------------------------------------------------------------------------------------------------------------

                  (1) Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock and Series B Ventures Group Common Stock are convertible at any time on a one-for-one basis into Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock and Series A Ventures Group Common Stock, respectively. SEE Item 5 below. The numbers of shares of Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock and Series A Ventures Group Common Stock shown in rows 7 through 11 above assume that the shares of Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock and Series B Ventures Group Common Stock shown in rows 7 through 11 above have been converted into shares of Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock, and Series A Ventures Group Common Stock, respectively.

                  (2) SEE Item 5.

ITEM 1.  SECURITY AND ISSUER

     Kim Magness, as the personal representative of the Estate of Betsy Magness (the "Betsy Magness Estate"), hereby amends and supplements the statement on
Schedule 13D (the "Statement") with respect to the following shares of stock of Tele-Communications, Inc. (the "Company"):

     1. Tele-Communications, Inc. Series A TCI Group, Common Stock, par value $1.00 per share ("Series A TCI Group Common Stock");

     2. Tele-Communications, Inc. Series B TCI Group, Common Stock, par value $1.00 per share ("Series B TCI Group Common Stock");

     3. Tele-Communications, Inc. Series A Liberty Media Group, Common Stock, par value $1.00 per share ("Series A Liberty Media Group Common Stock");

     4. Tele-Communications, Inc. Series B Liberty Media Group, par value $1.00 per share ("Series B Liberty Media Group Common Stock");

     5. Tele-Communications, Inc. Series A TCI Ventures Group, Common Stock, par value $1.00 per share ("Series A Ventures Group Common Stock");

     6. Tele-Communications, Inc. Series B TCI Ventures Group, Common Stock, par value $1.00 per share ("Series B Ventures Group Common Stock"); and

     7. Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $.01 per share ("Class B Preferred Stock").

     The issuer of the Series A TCI Group Common Stock, the Series B TCI Group Common Stock, the Series A Liberty Media Group Common Stock, the Series B Liberty Media Group Common Stock, the Series A Ventures Group Common Stock, the Series B Ventures Group Common Stock and the Class B Preferred Stock (collectively, the "Company Securities") is the Company whose principal executive offices are located at Terrace Tower II, 5619 DTC Parkway, Englewood, Colorado 80111.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 of the Statement is hereby amended and supplemented by adding the following:

     On October 8, 1998, the Betsy Magness Estate transferred, among other securities, the following Company Securities (representing all the Company Securities held by the Betsy Magness Estate) to Magness Securities, LLC (the "Magness LLC") in exchange for a 100% membership interest in the Magness LLC:


     SHARES                            CLASS
     ------                            ------
     5,539,818                         Series B TCI Group Common Stock
     2,374,156                         Series A Liberty Media Group Common Stock
     2,379,829                         Series B Liberty Media Common Stock
     5,823,452                         Series B Ventures Group Common Stock

     As the sole member of the Magness LLC, the Betsy Magness Estate is deemed to beneficially own such Company Securities and maintains sole voting and dispositive power.

ITEM 4.  PURPOSE OF TRANSACTION

     Item 4 of the Statement is hereby amended and supplemented by adding the following:

     On October 8, 1998, the Betsy Magness Estate transferred, among other securities, the following Company Securities (representing all the Company Securities held by the Betsy Magness Estate) to the Magness LLC in exchange for a 100% membership interest in the Magness LLC:


     SHARES                            CLASS
     ------                            ------
     5,539,818                         Series B TCI Group Common Stock
     2,374,156                         Series A Liberty Media Group Common Stock
     2,379,829                         Series B Liberty Media Common Stock
     5,823,452                         Series B Ventures Group Common Stock

     As the sole member of the Magness LLC, the Betsy Magness Estate is deemed to beneficially own such Company Securities and maintains sole voting and dispositive power.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Item 5(a) of the Statement hereby is deleted in its entirety and replaced with the following:

     (a) The aggregate number and percentage of the Company Securities beneficially owned by the filing person are as follows:

                                                  AMOUNT AND NATURE OF          PERCENT OF           TOTAL
     TITLE OF CLASS                               BENEFICIAL OWNERSHIP        CLASS POWER(1)    VOTING POWER(1)
     --------------                               --------------------        --------------    ---------------
                                                                                                        6.2%
     Series A TCI Group Common Stock                 6,849,156(2)(3)               1.4%

     Series B TCI Group Common Stock                 6,849,156(2)(3)              13.7%

     Series A Liberty Media Group Common Stock       4,753,985(2)(3)               1.5%

     Series B Liberty Media Group Common Stock       2,379,829(2)(3)               7.5%

     Series A Ventures Group Common Stock            5,823,452(2)(3)               1.5%

     Series B Ventures Group Common Stock            5,823,452(2)(3)              12.9%

     Class B Preferred Stock                                  0                      0%


(1) Based on 473,416,687 shares of Series A TCI Group Common Stock, 49,932,623 shares of Series B TCI Group Common Stock, 325,532,126 shares of Series A Liberty Media Group Common Stock, 31,699,575 shares of Series B Liberty Media Group Common Stock, 377,065,516 shares of Series A Ventures Group Common Stock, 45,334,022 shares of Series B Ventures Group Common Stock, 1,552,490 shares of Class B Preferred Stock, 44,575 shares of TCI Group Preferred Stock, Series C, 70,575 shares of Liberty Media Group Preferred Stock, Series C, 6,444,244 shares of Redeemable Convertible TCI Group Preferred Stock, Series G, and 6,564,794 shares of Redeemable Convertible Liberty Media Group Preferred Stock, Series H, outstanding on September 30, 1998, in each case after elimination of shares then held by the Company and its majority owned subsidiaries.

(2) Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock and Series B Ventures Group Common Stock ("Series B Shares") are convertible at any time on a one-for-one basis into Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock and Series A Ventures Group Common Stock ("Series A Shares"), respectively. The numbers of shares of Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock and Series A Ventures Group Common Stock shown in this Item 5 assume that the shares of Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock, and Series B Ventures Group Common Stock have been fully converted into shares of Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock, and Series A Ventures Group Common Stock, respectively.

     In addition, each share of Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock and Series B Ventures Group Common Stock is entitled to 10 votes per share and each share of Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock and Series A Ventures Group Common Stock is entitled to one vote per share. Holders of Class B Preferred Stock vote with the holders of the Series A TCI Group Common Stock, Series B TCI Group Common Stock, Series A Liberty Media Group Common Stock, Series B Liberty Media Group Common Stock, Series A Ventures Group Common Stock, Series B Ventures Group Common Stock, and certain classes/series of the Company preferred stock on the election of directors. Accordingly, when these series and classes of stock are aggregated, the Betsy Magness Estate may be deemed to currently beneficially own voting equity securities representing approximately 6.2% of the voting power with respect to a general election of directors of the Company.

(3) Pursuant to a letter agreement dated June 17, 1988 (the "1988 Agreement"), the late Bob Magness and Kearns-Tribune Corporation, a newspaper publishing concern ("Kearns"), each granted Malone certain rights with respect to the then Class B Common Stock of TCI owned by them. Malone agreed with the Company to forego the exercise of such rights in connection with the June 16, 1997 sale described in Item 4 above whereby the Bob Magness Estate exchanged with the Company 30,545,864 shares of Series B TCI Group Common Stock for an equal number of shares of Series A TCI Group Common Stock (the "Exchange"). In consideration thereof, the Company granted Malone the right to acquire, at any time and from time to time prior to June 30, 1999 (the "Malone Right"), up to 30,545,864 shares of Series B TCI Group Common Stock for either (or a combination of): (i) Series A TCI Group Common Stock on a one-for-one basis or (ii) cash based on the closing sale price of the Series B TCI Group Common Stock on Nasdaq for a specified period prior to the acquisition of such shares by Malone. Effective February 9, 1998, however, a portion of the Malone Right has been rescinded and unwound leaving 14,511,570 shares of Series B TCI Group Common Stock subject to the Malone Right. The Stockholders' Agreement gives the Magness Group and Malone the right to exercise the Malone Right on a proportionate basis as to 12,406,238 shares of the 14,511,570 shares subject to the Malone Right. Of this Malone Right, the Bob Magness Estate has a proportionate right to purchase 4,035,271 shares, the Magness LLC has a proportionate right to purchase 1,309,338 shares, the Betsy Magness Estate has a proportionate right to purchase 1,309,338 shares (as the sole member of the Magness LLC), Malone has a proportionate right to purchase 6,809,537 shares, Kim Magness has a proportionate right to purchase 5,460,148 shares (4,035,271 shares by means of his role as co-personal representative of the Bob Magness Estate, 1,309,338 shares as personal representative of the Betsy Magness Estate (the sole member of the Magness LLC) and manager of the Magness LLC and 115,539 shares individually), and Gary Magness has a proportionate right to purchase 4,171,825 shares (4,035,271 shares by means of his role as co-personal representative of the Bob Magness Estate and 136,554 shares individually). If the Magness Group or any member thereof declines to participate in the Malone Right, Malone may acquire all such shares.

     In connection with the foregoing, on February 9, 1998, Malone and his spouse (the "Malone Group") and the Magness Group entered into the Stockholders' Agreement (as described in Item 4 above) pursuant to which the parties agreed, among other things, to consult with each other on any matter coming to a vote of the Company's stockholders provided, however, that in the event of a disagreement, the shares of Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock and Series B Ventures Group Common Stock held by the Malone Group and the Magness Group will be voted in the manner directed by

     Malone pursuant to an irrevocable proxy given by the Magness Group. See
     Item 4 above for more information on the Stockholders' Agreement.

     In addition, shares of Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock, and Series B Ventures Group Common Stock held by Kim Magness, Gary Magness, the Bob Magness Estate and the Betsy Magness Estate are subject to the terms of the Magness Call Agreement. SEE Item 4.

     On October 8, 1998, the Betsy Magness Estate transferred, among other securities, the following Company Securities (representing all the Company Securities held by the Betsy Magness Estate) to the Magness LLC in exchange for a 100% membership interest in the Magness LLC:


     Shares                            Class
     5,539,818                         Series B TCI Group Common Stock
     2,374,156                         Series A Liberty Media Group Common Stock
     2,379,829                         Series B Liberty Media Common Stock
     5,823,452                         Series B Ventures Group Common Stock

     As the sole member of the Magness LLC, the Betsy Magness Estate is deemed to beneficially own such Company Securities and maintains sole voting and dispositive power.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  October 8, 1998


ESTATE OF BETSY MAGNESS


   /s/ Kim Magness
-----------------------------------------------
By: Kim Magness, as Personal Representative